UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Weis Markets, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

948849-10-4
(CUSIP Number)

Jonathan H. Weis
c/o Weis Market, Inc.
1000 South Second Street
P.O. Box 471
Sunbury, Pennsylvania 17801-0471
(570) 286-4571
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Jonathan H. Weis

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds Not applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 6,083,714 (see Item 5)

8. Shared Voting Power 0

9. Sole Dispositive Power 6,083,714 (see Item 5)

10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,083,714 (see Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11) 22.6% (see Item 5)

14. Type of Reporting Person IN

ITEM 1. SECURITY AND ISSUER

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, no par value (the “Common Stock”), of Weis Markets, Inc. (the “Company”).   The principal executive office of the Company is located at 1000 South Second Street, P.O. Box 471, Sunbury, PA 17801-0471.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Jonathan H. Weis (the “Reporting Person”).  The business address of the Reporting Person is c/o the Company, 1000 South Second Street, P.O. Box 417, Sunbury, PA 17801-0471.  The Reporting Person’s present principal occupation is the Chief Executive Officer and Chairman of the Board of the Company.  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  The citizenship of the Reporting Person is the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 2, 2015, the Reporting Person was given the power to vote and dispose of the shares of Common Stock held by revocable trust established by Robert F. Weis (the father of the Reporting Person) so long as such shares are held by such trust (the “RFW Revocable Trust”).

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 hereof is incorporated by reference herein. The Reporting Person does not presently have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Schedule 13D are incorporated herein by reference.  As of June 17, 2015, the Reporting Person was the beneficial owner of 110,585 shares of Common Stock held individually and 5,973,129 shares of Common Stock held by the RFW Revocable Trust.  Accordingly, as of

June 17, 2015, the Reporting Person was the beneficial owner of an aggregate of 6,083,714 shares of Common Stock, representing approximately 22.6% of the outstanding Common Stock of the Company (based on the number of shares of Common Stock outstanding as of May 1, 2015 (26,898,443), as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 1, 2015).

(b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.  The Reporting Person has sole voting and dispositive power over all 5,973,129 shares of Common Stock held by the RFW Revocable Trust so long as such shares are held by such trust.  The father of the Reporting Person may revoke or amend such trust at any time.

(c) The Reporting Person has not effected any transaction in Common Stock during the past 60 days.  See Item 3 of this Schedule 13D.

(d) The beneficiary of the RFW Revocable Trust (Robert F. Weis) has the right to receive dividends from, and proceeds from the sale of, Common Stock held by the RFW Revocable Trust.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 and 5 hereof is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 17, 2015

  /s/  Jonathan H. Weis
Signature
Jonathan H. Weis

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